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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

RAM Energy Resources, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
75130P109000
(CUSIP Number)
Roland T. Kelly
11100 Santa Monica Blvd., 12th Floor
Los Angeles, CA 90025
(310) 914-1373
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 6, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75130P109000	Page	2	of	9

1	NAMES OF REPORTING PERSONS Jefferies & Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,207,132

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		15,207,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,207,132

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, BD

CUSIP No.	75130P109000	Page	3	of	9

1	NAMES OF REPORTING PERSONS Jefferies Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,207,132

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		15,207,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,207,132

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, HC

CUSIP No.	75130P109000	Page	4	of	9

1	NAMES OF REPORTING PERSONS Jefferies High Yield Trading, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,279,316

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		13,279,316

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,279,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, BD

CUSIP No.	75130P109000	Page	5	of	9

1	NAMES OF REPORTING PERSONS Jefferies High Yield Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,279,316

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		13,279,316

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,279,316

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, HC

CUSIP No.	75130P109000	Page	6	of	9
Item 1. Security and Interest
This Schedule 13D Amendment No. 1 amends the Schedule 13D filed by Jefferies & Company, Inc. (“Jefferies”), Jefferies Group, Inc. (“Jefferies Group”), Jefferies High Yield Trading, LLC (“Trading”) and Jefferies High Yield Holdings, LLC (“Holdings” and together with Jefferies, Jefferies Group, and Trading, the “Reporting Persons”) on December 10, 2007, and relates to the common stock of RAM Energy Resources, Inc. (the “Issuer”), par value $0.0001 per share (the “Common Stock”), and is being filed on behalf of the Reporting Persons. The address of the principal executive offices of the Issuer is 5100 East Skelly Drive, Suite 650, Tulsa, Oklahoma 74135.
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
     (a) Amount and Percentage of Class Beneficially Owned.
     Jefferies has a service agreement with Trading, pursuant to which Trading has granted to Jefferies the power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock reported herein and held for the account of Trading, and, accordingly, Jefferies may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Trading. Holdings is the sole owner of Trading, and, in such capacity, may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Trading. Jefferies Group is the sole owner of Jefferies and a member of Holdings, and, in such capacities, may be deemed to beneficially own the shares of Common Stock reported herein which are held for the accounts of Jefferies and Holdings.
     Amount Beneficially Owned:
     As of the date hereof:
1.	Jefferies may be deemed to be the beneficial owner of 15,207,132 shares of Common Stock. This number consists of 1,927,816 shares of Common Stock held for its own account, and 13,279,316 shares of Common Stock held for the account of Trading.

2.	Jefferies Group may be deemed to be the beneficial owner of 15,207,132 shares of Common Stock. This number consists of 1,927,816 shares of Common Stock held for its own account, and 13,279,316 shares of Common Stock held for the account of Trading.

3.	Trading may be deemed to be the beneficial owner of 13,279,316 shares of Common Stock. This number consists of 13,279,316 shares of Common Stock held for its own account.

CUSIP No.	75130P109000	Page	7	of	9
4.	Holdings may be deemed to be the beneficial owner of 13,279,316 shares of Common Stock. This number consists of 13,279,316 shares of Common Stock held for the account of Trading.
     Percentage of Class:
     The calculations set forth in this Item 4(b) are based on 60,874,033 shares of Common Stock outstanding. This number was received from the Issuer’s Form 10-Q filed on May 9, 2008.
1.	Jefferies may be deemed to be the beneficial owner of approximately 24.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Jefferies Group may be deemed to be the beneficial owner of approximately 24.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	Trading may be deemed to be the beneficial owner of approximately 21.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.	Holdings may be deemed to be the beneficial owner of approximately 21.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
     (b) Number of shares as to which such person has:
1.	Jefferies

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 15,207,132
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 15,207,132

2.	Jefferies Group

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 15,207,132
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 15,207,132

3.	Trading

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,279,316
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 13,279,316

CUSIP No.	75130P109000	Page	8	of	9
4.	Holdings

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,279,316
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 13,279,316
     The filing of this amendment shall not be construed as an admission that Jefferies, Trading, Holdings, or Jefferies Group is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares not held directly for the account of each such Reporting Person covered by this Schedule 13D.
     (c) Recent Transactions
     On May 6, 2008, Trading sold in the open market 1,000,000 warrants to purchase Common Stock. The weighted average sales price per warrant was $0.0498.
     On May 7, 2008, Trading sold in the open market 832,300 warrants to purchase Common Stock. The weighted average sales price per warrant was $0.065.
     On May 8, 2008, Trading sold in the open market 134,055 warrants to purchase Common Stock. The weighted average sales price per warrant was $0.0602.
     On May 9, 2008, Trading sold in the open market 1,179,000 warrants to purchase Common Stock. The weighted average sales price per warrant was $0.0458.
     On May 9, 2008, Trading exercised 930,680 warrants to purchase Common Stock and received 930,680 shares of Common Stock. The exercise price per share of Common Stock was $5.00.
     On May 9, 2008, Jefferies exercised 478,417 warrants to purchase Common Stock and received 930,680 shares of Common Stock. The exercise price per share of Common Stock was $5.00.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits

CUSIP No.	75130P109000	Page	9	of	9
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 14, 2008	JEFFERIES & COMPANY, INC.
	By:	/s/ Roland T. Kelly
		Name:	Roland T. Kelly
		Title:	Managing Director and Associate General Counsel

JEFFERIES GROUP, INC.
	By:	/s/ Roland T. Kelly
		Name:	Roland T. Kelly
		Title:	Assistant Secretary

JEFFERIES HIGH YIELD TRADING, LLC
	By:	/s/ Robert J. Welch
		Name:	Robert J. Welch
		Title:	Chief Financial Officer

JEFFERIES HIGH YIELD HOLDING, LLC
	By:	/s/ Robert J. Welch
		Name:	Robert J. Welch
		Title:	Chief Financial Officer